SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                    Monica C. Lord, Esq.
Paramount Capital Asset                                  Kramer, Levin,
   Management, Inc.                                        Naftalis & Frankel
787 Seventh Avenue                                       919 Third Avenue
New York, NY 10019                                       New York, NY  10022
(212) 554-4372                                           (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:     [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 13 Pages

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 2 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 13,966,335
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          13,966,335
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,966,335
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.6%  (40.2% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, Paramount Captal Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 3 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 4,883,643
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          4,883,643
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,883,643
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           26.8% (14.1% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 14.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 4 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 9,082,692
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          9,082,692
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,082,692
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.8% (26.1% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO (see Item 2)
-------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 26.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 5 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 13,966,335
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          13,966,335
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,966,335
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.6% (40.2% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 40.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 6 of 13 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Michael S. Weiss
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [x]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          16,644
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 None
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   16,644
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          None
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,644
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4% (less than 0.1% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 0.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D


         This Amendment No. 1 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, (the "Schedule").

Item 2.  Identity and Background.

         The information contained in Item 2 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons") and Mr. Michael S. Weiss (together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit M which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Mr. Weiss and the Aries Reporting Persons have made, and will continue to make, their own investment decisions. The investment decisions of Mr. Weiss may or may not coincide with the decisions made by the Aries Reporting Persons. Each Filing Person expressly disclaims Mr. Weiss' membership in a "group" with the Aries Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

     (b) The business address of Paramount Capital, Aries Domestic, Dr. Rosenwald and Mr. Weiss is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, 1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic, 2/ a limited partnership incorporated in Delaware. Paramount Capital is the Invest-

--------

                  1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

                  2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.


                               Page 7 of 13 Pages
          ment Manager to Aries Trust, 3/ a Cayman Islands Trust. Mr. Weiss is a Senior Managing Director of Paramount Capital, Inc. and also is a Director and Interim Chairman of the Issuer's Board of Directors.

     (d) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris- diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald and Mr. Weiss are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On May 29, 1997, Aries Trust and Aries Domestic each delivered to the Issuer an Irrevocable Notice of Conversion pursuant to which Aries Trust and Aries Domestic converted $422,500 and $227,500 principal amount of the Notes into 8,450 and 4,550 shares of Series D Preferred Stock, respectively. Pursuant to an Amended and Restated Amendment Agreement (the "Amendment Agreement") filed herewith as Exhibit Q, Aries Trust, Aries Domestic and the Issuer, inter alia,
(i) agreed to postpone the maturity date of the Notes to the earlier of (x) December 31, 1997 and (y) the date of any decision, order or other determination adverse to the Issuer or any of its directors by any court or other tribunal in any lawsuit or other proceeding against the Issuer and/or any of its directors by any of the Issuer's preferred stockholders, (ii) agreed that if Aries Trust and Aries Domestic purchased securities in the Private Placement (as defined below), then Aries Trust and Aries Domestic would not vote or dispose of such securities or convert any such securities into, or exercise any such securities for, any shares of Common Stock of the Issuer, for a period of 90 days from the date of such purchase, (iii) changed the stated value of the Series D Preferred Stock from ten dollars ($10.00) per share to one hundred dollars ($100.00) per share, and the

--------
                  3/       Please  see  attached   Exhibit  D   indicating   the
                           investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 8 of 13 Pages
conversion rate of the Notes from five dollars ($5.00) to fifty dollars ($50.00) per share, in each case subject to adjustment upon the occurrence of certain events and (iv) exchanged the Class A and Class B Bridge Warrants for New Warrants in the forms filed herewith as Exhibits T, U, V and W.

         The shares of Series D Preferred Stock issued, or issuable, upon conversion of the Notes (excluding the interest on the Notes) are convertible into 6,357,616 shares of Common Stock of the Issuer at a conversion rate equal to $0.94375 per share, subject to adjustment upon the occurrence of certain events. The New Warrants are exerciseable for an aggregate of 6,357,616 shares of Common Stock at an exercise price of $0.471875 per share, subject to adjustment upon certain events.

         On June 30, 1997, the Issuer concluded a private placement (the "Private Placement") of its securities for which Paramount Capital, Inc. acted as placement agent in consideration for certain cash success fees and warrants (the "Placement Warrants") to purchase up to 80,790 Class D Warrants and 16,158 shares of Series D Preferred Stock, in each case subject to adjustment upon the occurrence of certain events, for an aggregate of $1,777,380. Aries Domestic and Aries Trust used $304,500 and $565,500 of their respective general funds to purchase securities of the Issuer in such private placement consisting, respectively, of 3,500 and 6,500 shares of Series D Preferred Stock and 17,500 and 32,500 Class D Warrants which are currently convertible for 370,861 and 688,742 and exerciseable for 17,500 and 32,500 shares of Common Stock of the Issuer, respectively. Mr. Weiss used $15,000 of his personal funds to purchase securities of the Issuer in such private placement consisting of 150 shares of Series D Preferred Stock and 750 Class D Warrants which are currently convertible and exerciseable for 15,894 and 750 shares of Common Stock of the Issuer, respectively. Paramount Capital, Inc. and the Issuer have entered an agreement, pursuant to which, in consideration of Paramount Capital, Inc.'s services as a financial advisor, Paramount Capital, Inc.'s designees will receive, inter alia, warrants (the "Advisory Warrants") to purchase up to an aggregate of 121,185 Class D Warrants and 24,237 shares of Series D Preferred Stock, in each case subject to adjustment upon the occurrence of certain events, for an aggregate of $2,666,070. Both the Placement Warrants and the Advisory Warrants are exerciseable between December 31, 1997 and June 30, 2002. The Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Mr. Weiss and the Aries Reporting Persons each disclaim beneficial ownership of all securities held by the other.


Item 4.  Purpose of Transaction.

         The information contained in Item 4 to the Schedule is hereby amended by adding the following:

         The Filing Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Filing Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Thomas H. Adams resigned from the Board of Directors of the Issuer, on which he had served as Chairman of the Board of Directors, and the Aries Reporting Persons appointed Mr. Weiss as a Director and he was elected by the Board as


                               Page 9 of 13 Pages

Interim Chairman of the Issuer's Board of Directors. David R. Walner, an Associate Director of Paramount Capital, Inc. and an Associate Director and Secretary of Paramount Capital, has been appointed Secretary of the Issuer. The Aries Reporting Persons are considering the exercise of the rights set forth in
Section 7.20 of the Note and Warrant Purchase Agreement and are in the process of identifying potential director nominees. The Reporting Persons have also discussed with management of the Issuer the hiring of an individual to fill the present vacancy in the position of Chief Executive Officer for the Issuer. Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic provided the Issuer with a line of credit of up to $500,000, which subsequently was repaid, in consideration for warrants (the "Line of Credit Warrants") in the forms filed herewith as Exhibits N and O, to purchase 50,000 shares of Common Stock of the Issuer exerciseable at $2.50 per share, subject to adjustment upon the occurrence of certain events. On April 25, 1997, the Court rejected the Plaintiffs' challenge to the Transactions and ruled in favor of the Issuer, the Issuer's directors, Aries Trust and Aries Domestic, who were the defendants. The Court issued an opinion stating that it will enter judgment in favor of the Issuer and its directors in the Suit. The Filing Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.


Item 5.  Interest in Securities of Issuer.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a) As of July 24, 1997, Dr. Rosenwald and Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 14,333,054 shares or 76.6% of the Issuer's Common Stock, and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following number of shares of Common
          Stock:


          Aries Domestic                     4,883,643
          Aries Trust                        9,082,692
          Mr. Weiss                             16,644

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

          The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 24, 1997, the Aries Reporting Persons may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as


                               Page 10 of 13 Pages
          amended) 40.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Mr. Weiss has the sole power to direct the vote and to dispose or to direct the disposition of the shares that he owns.

     (c) Other than the partial conversion of the Notes, the exchange of the Class A Warrants and Class B Warrants for New Warrants, the receipt of the Line of Credit Warrants and the purchase of Series D Preferred Stock and Class D Warrants in the private placement and the other transactions described herein, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days. See Item 3.

     (d & (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained in Item 6 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         Paramount Capital is the investment manager of Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Additionally, on January 28, 1997, the Issuer entered into a Letter of Intent with Paramount Capital, Inc. pursuant to which it was contemplated that Paramount Capital, Inc. would act as financial advisor and investment banker for the Issuer in future capital raising and other strategic transactions for the Issuer. Dr. Rosenwald is the sole shareholder of Paramount Capital, Inc. On June 30, 1997, the Issuer concluded a private placement of its securities for which Paramount Capital, Inc. acted as placement agent in consideration for certain cash success fees and Placement Warrants (see
Item 3). In addition, Paramount Capital, Inc. and the Issuer have entered an agreement, pursuant to which, in consideration of Paramount Capital, Inc.'s services as a financial advisor, Paramount Capital, Inc.'s designees will receive, inter alia, Advisory Warrants (see Item 3). On June 6, 1997, Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic advanced a line of credit of up to $500,000 in consideration of the Line of Credit Warrants (see Item 4). Certain directors and officers of Paramount Capital and Paramount Capital, Inc. are now also directors and/or officers of the Issuer (see Item 4).


                               Page 11 of 13 Pages

         Except as indicated in this 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Filing Persons and any other person, with respect to any securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits

         The information contained in Item 7 to the Schedule is hereby amended by adding the following Exhibits:

         Exhibit M:                 Agreement of Joint Filing of Schedule 13D.

         Exhibit N:                 Warrant for the purchase of 32,500 shares
                                    of Common Stock of the Issuer, issued to Aries Trust pursuant to the Senior Secured
                                    Line of Credit Agreement between the Issuer,
                                    Aries Trust and Aries Domestic.

         Exhibit O:                 Warrant for the purchase of 17,500 shares
                                    of  Common  Stock of the  Issuer,  issued to
                                    Aries   Domestic   pursuant  to  the  Senior
                                    Secured Line of Credit Agreement between the
                                    Issuer, Aries Trust and Aries Domestic.

         Exhibit P:                 Amended   Certificate  of  Designation   for
                                    Series  D  Convertible  Preferred  Stock  of
                                    Genta Incorporated.

         Exhibit Q:                 Amended  and  Restated  Amendment  Agreement
                                    between  the  Issuer,  Aries Trust and Aries
                                    Domestic.

         Exhibit R:                 Amended   and   Restated    Senior   Secured
                                    Convertible   Bridge  Note  for   $1,050,000
                                    issued to Aries Domestic.

         Exhibit S:                 Amended   and   Restated    Senior   Secured
                                    Convertible   Bridge  Note  for   $1,950,000
                                    issued to Aries Trust.

         Exhibit T:                 New Class A Bridge  Warrant for the Purchase
                                    of 350,000 shares of Common Stock issued to Aries Domestic.

         Exhibit U:                 New Class A Bridge  Warrant for the Purchase
                                    of 650,000 shares of Common Stock issued to Aries Trust.

         Exhibit V: New Class B Bridge Warrant for the Purchase of 350,000 shares of Common Stock issued to Aries Domestic.

         Exhibit W:                 New Class B Bridge  Warrant for the Purchase
                                    of 650,000 shares of Common Stock issued to Aries Trust.


                               Page 12 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 24, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 24, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 24, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   July 24, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   July 24, 1997
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                    Mr. Michael S. Weiss


                               Page 13 of 13 Pages

                                    EXHIBIT M

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The  undersigned  hereby agrees jointly to prepare and to file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 23, 1997
         New York, NY         By: /s/ Lindsay A. Rosenwald
                                  ---------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   President

                                ARIES DOMESTIC FUND, L.P.
                                By: Paramount Capital Asset Management, Inc.
                                    General Partner

Dated:   July 23, 1997
         New York, NY         By:  /s/ Lindsay A. Rosenwald
                                   --------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   President


                                THE ARIES TRUST
                              By: Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated:   July 23, 1997
         New York, NY         By:  /s/ Lindsay A. Rosenwald
                                   --------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   President


Dated:   July 23, 1997
         New York, NY          /s/ Lindsay A. Rosenwald
                               --------------------------------
                                   Lindsay A. Rosenwald, M.D.


Dated:   July 23, 1997
         New York, NY         /s/ Michael S. Weiss
                              ---------------------------------
                                   Mr. Michael S. Weiss

                                   Exhibit N

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED



                      WARRANT FOR THE PURCHASE OF SHARES OF
                      -------------------------------------
                                  COMMON STOCK
                                  ------------

NO. 1                                                              32,500 SHARES


                  FOR VALUE RECEIVED, GENTA INCORPORATED, a Delaware corporation (the "Company"), hereby certifies that THE ARIES TRUST A CAYMAN ISLAND TRUST, or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing on June 6, 1997, and prior to 5:00 P.M., New York City time, on June 6, 2002 (the "Termination Date"), thirty-two-thousand five-hundred (32,500) fully paid and non-assessable shares of the Common Stock, $.001 par value per share, of the Company at an exercise price equal two dollars and fifty cents ($2.50) (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock", (ii) the shares of the Common Stock purchasable hereunder or under any other Warrant (as hereinafter defined) are referred to as the "Warrant Shares", (iii) the aggregate purchase price payable for the Warrant Shares hereunder is referred to as the "Aggregate Warrant Price", (iv) the price payable for each of the Warrant Shares hereunder is referred to as the "Per Share Warrant Price", (v) this Warrant, all similar Warrants issued on the date hereof and all warrants hereafter issued in exchange or substitution for this Warrant or such similar Warrants are referred to as the "Warrants" and (vi) the holder of this Warrant is referred to as the "Holder" and the holder of this Warrant and all other Warrants or Warrant Shares issued upon the exercise of any Warrant are referred to as the "Holders"). The Aggregate Warrant Price is not subject to adjustment. The Per Share Warrant Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

                  1.       Exercise of Warrant.

                  (a) This Warrant may be exercised, in whole at any time or in part from time to time, commencing on June 6, 1997 and prior to the Termination Date, by the holder:

              (i) by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for Warrant Shares made by certified or official bank check payable to the order of the Company; or

              (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "Cashless Exercise") at the address set forth in Subsection 9(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then current Market Price per share (as hereinafter defined) of Common Stock and the Per Share Warrant Price, and the denominator of which shall be the then current Market Price per share of Common Stock. The then current market price per share of the Common Stock at any date (the "Market Price") shall be deemed to be the last sale price of the Common Stock on the business day prior to the date of the Cashless Exercise or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the NASDAQ Bulletin Board ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price of the Common Stock as determined in good faith by the Board of Directors.

                  (b) If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Common Stock and the Holder is entitled to receive a new Warrant covering the Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon surrender of this Warrant, the Company will (i) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (ii) deliver the other securities and properties receivable upon the exercise of this Warrant, if any, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant.

                  2. Reservation of Warrant Shares; Listing. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times (a) have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant, free and clear of all restrictions on sale or transfer, except for the restrictions on sale or transfer set forth in the Securities Act of 1933, as amended (the "Act"), and restrictions created by or on behalf of the Holder, and free and clear of all preemptive rights and rights of first refusal; and (b) when the Company prepares and files a registration statement covering the shares of Common Stock issued or issuable upon exercise of this Warrant with the Securities and Exchange Commission (the "SEC") which registration statement is declared effective by the SEC under the Act and the Company lists its Common Stock on any national securities exchange or other quotation system, it will use its reasonable best efforts to cause the shares of Common Stock subject to this Warrant to be listed on such exchange or quotation system.

                  3. Protection Against Dilution.

                  (a) If, at any time or from time to time after the date of this Warrant, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable in shares of Common Stock, referred to in Subsection 3(b), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof, which together with the value of other dividends and distributions made substantially concurrently therewith or pursuant to a plan which includes payment thereof, is equivalent to not more than five percent (5%) of the Company's net worth) (any such non-excluded event being herein called a "Special Dividend"), the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be the then current Market Price of the Common Stock less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Common Stock and the denominator of which shall be the then current Market Price of the Common Stock. An adjustment made pursuant to this Subsection 3(a) shall become effective immediately after the record date of any such Special Dividend.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Warrant

Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Warrant Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company which he would have owned immediately following such action had such Warrant been exercised immediately prior thereto. An adjustment made pursuant to this Subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c) Except as provided in Subsections 3(a) and 3(d), in case the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "Total Consideration") by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) less than either the then current Market Price of the Common Stock or the current Per Share Warrant Price in effect on the date of such issuance or sale, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the date of such issuance or sale plus (B) the Total Consideration divided by either the current Market Price of the Common Stock or the current Per Share Warrant Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (d) No adjustment in the Per Share Warrant Price shall be required in the case of the issuance by the Company of (i) Common Stock pursuant to the exercise or conversion of any Warrant or any other options, warrants or any convertible securities currently outstanding or outstanding as a result of securities issued in connection with the Company's current private placement offering pursuant to the Confidential Term Sheet dated May 20, 1997 (as hereafter supplemented and amended, the "Term Sheet") pursuant to a private placement of the Company's securities (an "Offering"); provided, that the exercise price or conversion price at which such options, warrants or convertible securities are exercised or converted, as the case may be, is equal to the exercise price or conversion price in effect as of the date of this Warrant or as of the date of issuance with respect to securities issued pursuant to an Offering (except for standard anti-dilution adjustments) and (ii) shares of Common Stock issued or sold pursuant to stock purchase or stock option plans or other similar arrangements that are approved by the Company's Board of Directors.

                  (e) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this Subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than thirty (30) days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (f) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (g) No adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.05 per share of Common Stock; provided, however, that any adjustments which by reason of this Subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this Subsection 3(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Common Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Warrant Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Chief Financial Officer of the Company shall promptly prepare a certificate setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect of such modification and a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants. In the event of a dispute with respect to any adjustment required pursuant to Section 3, the Holder may appoint, at the Company's expense, an independent financial advisor (e.g. an investment banking or accounting firm)reasonably acceptable to the Company to calculate such adjustment. Such determination shall be binding upon the Holder and the Company.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 15 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  4. Fully Paid Stock; Taxes. The Company agrees that the shares of the Common Stock represented by each and every certificate of Warrant Shares delivered on the exercise of this Warrant be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. The Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or any certificate thereof.

                  5. Registration Under Securities Act of 1933.

                  (a) The Company shall include the Warrant Shares on the Shelf Registration Statement (as defined in the Term Sheet) and the Holder shall otherwise have the registration rights set forth in Section 5 of the subscription agreement (the "Subscription Agreement") to be entered into between the purchasers of units (as described in the Term Sheet) and the Company. By acceptance of this Warrant, the Holder agrees that it shall have the same obligations, and otherwise comply with, the provisions in such Section 5 of the Subscription Agreement to same extent as if it were a party thereto. To the extent that no Final Closing Date (as defined in the Subscription Agreement) occurs or the Offering is terminated, the rights granted to Holder hereunder to have its shares registered shall begin as of December 6, 1997 on the same terms as provided in Section 5 of the Subscription Agreement.

                  (b) Until all Warrant Shares have been sold under a Registration Statement or pursuant to Rule 144, the Company shall use its reasonable best efforts to file with the Securities and Exchange Commission all current reports and the information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 promulgated under the Act.

                  6. Limited Transferability. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  7. Loss, etc., of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  8. Warrant Holder Not Shareholder. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  9. Communication. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 3550 General Atomics Court, San Diego, CA 92121:

President or other address as the Company has designated in writing to the Holder, or

                  (b) the Holder at c/o Paramount Capital Asset Management, Inc., 787 Seventh Avenue, New York, NY, 10019, Attn: Lindsay A. Rosenwald, M.D. or other such address as the Holder has designated in writing to the Company.

                  10. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. Applicable Law. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflicts of law thereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this 6th day of June 1997.


                                        GENTA INCORPORATED



                                        By: ______________________________
                                        Name:
                                        Title:

ATTEST:



-------------------------------
         Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  -------------


                  The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Common Stock, par value $.001 per share, of Genta Incorporated covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated:_______________                      Signature:____________________

                                           Address:______________________



                                CASHLESS EXERCISE
                                -----------------

                  The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Common Stock, par value $.001 per share, of Genta Incorporated pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_______________                      Signature:____________________

                                           Address:______________________



                                   ASSIGNMENT
                                   ----------

                  FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Genta Incorporated.

Dated:_______________                      Signature:____________________

                                           ADDRESS:______________________

                               PARTIAL ASSIGNMENT
                               ------------------

                  FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of the Common Stock, par value $.001 per share, of Genta Incorporated covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer that part of said Warrant on the books of Genta Incorporated.

Dated:_______________                      Signature:____________________

                                           ADDRESS:______________________

                                   Exhibit O

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED



                      WARRANT FOR THE PURCHASE OF SHARES OF
                      -------------------------------------
                                  COMMON STOCK
                                  ------------

NO. 1                                                              17,500 SHARES


                  FOR VALUE RECEIVED, GENTA INCORPORATED, a Delaware corporation (the "Company"), hereby certifies that ARIES DOMESTIC FUND, L.P., or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing on June 6, 1997, and prior to 5:00 P.M., New York City time, on June 6, 2002 (the "Termination Date"), seventeen-thousand five-hundred (17,500) fully paid and non-assessable shares of the Common Stock, $.001 par value per share, of the Company at an exercise price equal two dollars fifty cents ($2.50) (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock", (ii) the shares of the Common Stock purchasable hereunder or under any other Warrant (as hereinafter defined) are referred to as the "Warrant Shares", (iii) the aggregate purchase price payable for the Warrant Shares hereunder is referred to as the "Aggregate Warrant Price", (iv) the price payable for each of the Warrant Shares hereunder is referred to as the "Per Share Warrant Price", (v) this Warrant, all similar Warrants issued on the date hereof and all warrants hereafter issued in exchange or substitution for this Warrant or such similar Warrants are referred to as the "Warrants" and (vi) the holder of this Warrant is referred to as the "Holder" and the holder of this Warrant and all other Warrants or Warrant Shares issued upon the exercise of any Warrant are referred to as the "Holders"). The Aggregate Warrant Price is not subject to adjustment. The Per Share Warrant Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

                  1.       Exercise of Warrant.

                  (a) This Warrant may be exercised, in whole at any time or in part from time to time, commencing on June 6, 1997 and prior to the Termination Date, by the holder:

             (i) by the surrender of this Warrant (with the  subscription  form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for Warrant Shares made by certified or official bank check payable to the order of the Company; or

              (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "Cashless Exercise") at the address set forth in Subsection 9(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then current Market Price per share (as hereinafter defined) of Common Stock and the Per Share Warrant Price, and the denominator of which shall be the then current Market Price per share of Common Stock. The then current market price per share of the Common Stock at any date (the "Market Price") shall be deemed to be the last sale price of the Common Stock on the business day prior to the date of the Cashless Exercise or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the NASDAQ Bulletin Board ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price of the Common Stock as determined in good faith by the Board of Directors.

                  (b) If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Common Stock and the Holder is entitled to receive a new Warrant covering the Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon surrender of this Warrant, the Company will (i) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (ii) deliver the other securities and properties receivable upon the exercise of this Warrant, if any, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant.

                  2. Reservation of Warrant Shares; Listing. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times (a) have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant, free and clear of all restrictions on sale or transfer, except for the restrictions on sale or transfer set forth in the Securities Act of 1933, as amended (the "Act"), and restrictions created by or on behalf of the Holder, and free and clear of all preemptive rights and rights of first refusal; and (b) when the Company prepares and files a registration statement covering the shares of Common Stock issued or issuable upon exercise of this Warrant with the Securities and Exchange Commission (the "SEC") which registration statement is declared effective by the SEC under the Act and the Company lists its Common Stock on any national securities exchange or other quotation system, it will use its reasonable best efforts to cause the shares of Common Stock subject to this Warrant to be listed on such exchange or quotation system.

                  3. Protection Against Dilution.

                  (a) If, at any time or from time to time after the date of this Warrant, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable in shares of Common Stock, referred to in Subsection 3(b), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof, which together with the value of other dividends and distributions made substantially concurrently therewith or pursuant to a plan which includes payment thereof, is equivalent to not more than five percent (5%) of the Company's net worth) (any such nonexcluded event being herein called a "Special Dividend"), the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be the then current Market Price of the Common Stock less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Common Stock and the denominator of which shall be the then current Market Price of the Common Stock. An adjustment made pursuant to this Subsection 3(a) shall become effective immediately after the record date of any such Special Dividend.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Warrant Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Warrant Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company which he would have owned immediately following such action had such Warrant been exercised immediately prior thereto. An adjustment made pursuant to this Subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c) Except as provided in Subsections 3(a) and 3(d), in case the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "Total Consideration") by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) less than either the then current Market Price of the Common Stock or the current Per Share Warrant Price in effect on the date of such issuance or sale, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the date of such issuance or sale plus (B) the Total Consideration divided by either the current Market Price of the Common Stock or the current Per Share Warrant Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (d) No adjustment in the Per Share Warrant Price shall be required in the case of the issuance by the Company of (i) Common Stock pursuant to the exercise or conversion of any Warrant or any other options, warrants or any convertible securities currently outstanding or outstanding as a result of securities issued in connection with the Company's current private placement offering pursuant to the Confidential Term Sheet dated May 20, 1997 (as hereafter supplemented and amended, the "Term Sheet") pursuant to a private placement of the Company's securities (an "Offering"); provided, that the exercise price or conversion price at which such options, warrants or convertible securities are exercised or converted, as the case may be, is equal to the exercise price or conversion price in effect as of the date of this Warrant or as of the date of issuance with respect to securities issued pursuant to an Offering (except for standard anti-dilution adjustments) and (ii) shares of Common Stock issued or sold pursuant to stock purchase or stock option plans or other similar arrangements that are approved by the Company's Board of Directors.

                  (e) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise  of this  Warrant  the kind and  amount  of  securities,  cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this Subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than thirty (30) days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (f) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (g) No adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.05 per share of Common Stock; provided, however, that any adjustments which by reason of this Subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this Subsection 3(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Common Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Warrant Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Chief Financial Officer of the Company shall promptly prepare a certificate setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect of such modification and a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants. In the event of a dispute with respect to any adjustment required pursuant to Section 3, the Holder may appoint, at the Company's expense, an independent financial advisor (e.g. an investment banking or accounting firm)reasonably acceptable to the Company to calculate such adjustment. Such determination shall be binding upon the Holder and the Company.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 15 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  4. Fully Paid Stock; Taxes. The Company agrees that the shares of the Common Stock represented by each and every certificate of Warrant Shares delivered on the exercise of this Warrant be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. The Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or any certificate thereof.

                  5. Registration Under Securities Act of 1933.

                  (a) The Company shall include the Warrant Shares on the Shelf Registration Statement (as defined in the Term Sheet) and the Holder shall otherwise have the registration rights set forth in Section 5 of the subscription agreement (the "Subscription Agreement") to be entered into between the purchasers of units (as described in the Term

M

Sheet) and the Company. By acceptance of this Warrant, the Holder agrees that it shall have the same obligations, and otherwise comply with, the provisions in such Section 5 of the Subscription Agreement to same extent as if it were a party thereto. To the extent that no Final Closing Date (as defined in the Subscription Agreement) occurs or the Offering is terminated, the rights granted to Holder hereunder to have its shares registered shall begin as of December 6, 1997 on the same terms as provided in Section 5 of the Subscription Agreement.

                  (b) Until all Warrant Shares have been sold under a Registration Statement or pursuant to Rule 144, the Company shall use its reasonable best efforts to file with the Securities and Exchange Commission all current reports and the information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 promulgated under the Act.

                  6. Limited Transferability. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  7. Loss, etc., of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  8. Warrant Holder Not Shareholder. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  9. Communication. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 3550 General Atomics Court, San Diego, CA 92121: President or other address as the Company has designated in writing to the Holder, or

                  (b) the Holder at c/o Paramount Capital Asset Management, Inc., 787 Seventh Avenue, New York, NY, 10019, Attn: Lindsay A. Rosenwald, M.D. or other such address as the Holder has designated in writing to the Company.

                  10. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. Applicable Law. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflicts of law thereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this 6th day of June 1997.


                                               GENTA INCORPORATED


                                               By: _______________________
                                               Name:
                                               Title:

ATTEST:



-------------------------------
         Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  ------------

         The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Common Stock, par value $.001 per share, of Genta Incorporated covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated:_______________                       Signature:____________________

                                            Address:______________________



                                CASHLESS EXERCISE
                                -----------------

         The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Common Stock, par value $.001 per share, of Genta Incorporated pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_______________                       Signature:____________________

                                            Address:______________________



                                   ASSIGNMENT
                                   -----------

         FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Genta Incorporated.

Dated:_______________                       Signature:____________________

                                            Address:______________________

                               PARTIAL ASSIGNMENT
                               ------------------

         FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of the Common Stock, par value $.001 per share, of Genta Incorporated covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer that part of said Warrant on the books of Genta Incorporated.

Dated:_______________                       Signature:____________________

                                            Address:______________________

                                    EXHIBIT P


                                     AMENDED

                           CERTIFICATE OF DESIGNATION

                                       for

                      SERIES D CONVERTIBLE PREFERRED STOCK

                                       of

                               GENTA INCORPORATED

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware


                  GENTA INCORPORATED, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that:

                  FIRST: Pursuant to a Certificate of Designation for Series D Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on February 6, 1997 (the "Original Certificate of Designation"), the Corporation established a series of its authorized preferred stock, par value $.001 per share, designated "Series D Convertible Preferred Stock" consisting of 3,750,000 shares.

                  SECOND: None of the authorized shares of the Corporation's Series D Convertible Preferred Stock established pursuant to the Original Certificate of Designation has been issued.

                  THIRD: In accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, at a duly held meeting of the Board of Directors of the Corporation, resolutions were adopted decreasing the number of shares designated in the Original Certificate of Designation as Series D Preferred Stock and amending and restating in their entirety the powers, preferences and relative participating, optional and other special rights of, and the qualifications, limitations and restrictions upon, the Series D Convertible Preferred Stock, as set forth herein.

                  NOW, THEREFORE, IT IS RESOLVED, that the number of shares of the Corporation's authorized preferred stock, par value $.001 per share, designated in the Original Certificate of Designation as "Series D Convertible Preferred Stock" shall be

         223,860 (hereinafter the "Series D Preferred Stock"), and the powers, preferences and relative participating, optional and other special rights of, and the qualifications, limitations and restrictions upon, the Series D Preferred Stock are hereby amended in their entirety and shall be, as follows:

                      Series D Convertible Preferred Stock

                  1. Designation and Amount and Definitions.  (a) There shall be a series of Preferred Stock designated as "Series D Convertible Preferred Stock" and the number of shares constituting such series shall be 223,860. Such series is referred to herein as the "Series D Preferred Stock". Notwithstanding any other provision in the Certificate of Designation of the Series D Preferred Stock, as amended hereby, (the "Certificate of Designation") to the contrary, such series shall be on a parity with the Series A Preferred Stock and Series C Preferred Stock of the Corporation with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series D Preferred Stock to fewer than the number of shares then issued and outstanding.

                  (b) As used in this Certificate of Designation, the following terms shall have the following meanings:

                           (i) The "Closing Bid Price" for any security for each
                  trading day shall be the reported per share closing bid price of such security regular way on the Stock Market on such trading day, or, if there were no transactions on such trading day, the average of the reported closing bid and asked prices, regular way, of such security on the relevant Stock Market on such trading day.

                           (ii) "Fair Market Value" of any asset  (including any
                  security) means the fair market value thereof as mutually determined by the Corporation and the holders of a majority of the Series D Preferred Stock then outstanding. If the Corporation and the holders of a majority of the Series D Preferred Stock then outstanding are unable to reach agreement on any valuation matter, such valuation shall be submitted to and determined by a nationally recognized independent investment bank selected by the Board of Directors and the holders of a majority of the Series D Preferred Stock then outstanding (or, if such selection cannot be agreed upon promptly, or in any event within ten days, then such valuation shall be made by a nationally recognized independent investment banking firm selected by the American Arbitration Association in New York City in accordance with its rules), the costs of which valuation shall be paid for by the Corporation.

                           (iii) "Market  Price" shall mean the average  Closing
                  Bid Price for twenty (20) consecutive trading days, ending with the trading day prior to the date as of which the Market Price is being determined (with appropriate adjustments for subdivisions or combinations of shares effected during such period), provided that if the prices referred to in the definition of Closing Bid Price cannot be determined for such period, "Market Price" shall mean Fair Market Value.

                           (iv) "Registered Holders" shall mean, at any time,
                  the holders of record of the Series D Preferred Stock.

                           (v) The "Stock  Market"  shall mean,  with respect to
                  any security, the principal national securities exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on any national securities exchange, shall mean The Nasdaq National Market System ("NNM") or The Nasdaq SmallCap Market ("SCM" and, together with NNM, "Nasdaq") or, if such security is not quoted on Nasdaq, shall mean the OTC Bulletin Board or, if such security is not quoted on the OTC Bulletin Board, shall mean the over-the-counter market as furnished by any NASD member firm selected from time to time by the Corporation for that purpose.

                           (vi) "Trading  Price" shall mean the lower of (i) the
                  average Closing Bid Price of the Common Stock (with appropriate adjustments for subdivisions or combinations of shares effected during such period) for thirty (30) consecutive trading days, ending with the trading day prior to the date as of which the Trading Price is being determined, and (ii) the average Closing Bid Price of the Common Stock (with appropriate adjustments for subdivisions or combinations of shares effected during such period) for five (5) consecutive trading days, ending with the trading day prior to the date as of which the Trading Price is being determined, provided that if the prices referred to in the definition of Closing Bid Price cannot be determined for any of such periods, "Trading Price" shall mean Fair Market Value.

                           (vii) A  "trading  day" shall mean a day on which the
                  relevant Stock Market is open for the transaction of business.

                  2. Dividends and Distributions. (a) Commencing on the Reset Date (as defined in Subsection 4(a)), the holders of the Series D Preferred Stock shall be entitled to receive cumulative dividends on each share of Series D Preferred Stock, payable in shares of Common Stock, at the rate of 10% per annum (computed on the basis of a 360-day year of twelve 30 day months) of the Dividend Base Amount (as defined below), payable semi-annually in arrears. Such dividends shall be paid in duly authorized, fully paid and non assessable shares of Common Stock. In calculating the number of shares of Common Stock to be paid with respect to each dividend, each share of Common Stock shall be deemed to have the value of the Conversion Price (as defined in Section 4(a) hereof) at the time such dividend is paid. Such dividends shall accrue and accumulate whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The "Dividend Base Amount" shall be $140.00 plus all accrued but unpaid dividends (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Series D Preferred Stock).

                  (b) In addition to the foregoing, subject to the rights of the holders of any shares of any series or class of capital stock ranking prior, and superior to, or pari passu with, the shares of Series D Preferred Stock with respect to dividends, the holders of shares of Series D Preferred Stock shall be entitled to receive, as, when and if declared by the Board of Directors, out of assets legally available for that purpose, dividends or distributions in cash, stock or otherwise.

                  (c) The Corporation shall not declare any dividend or distribution on any Junior Stock (as defined below) of the Corporation unless and until a special dividend or distribution of $140.00 per share (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Series D Preferred Stock) has been declared and paid on the Series D Preferred Stock. In the event that such special dividend or distribution is declared and paid on the Series D Preferred Stock, an aggregate per share dividend or distribution equal to (i) $140.00 divided by (ii) the effective Conversion Rate (as defined below) at the time of such special dividend or distribution on the Series D Preferred Stock may be declared and paid on the Common Stock. Except as aforesaid, the Corporation shall not declare any dividend or distribution on any Junior Stock or stock on a parity with the Series D Preferred Stock, unless the Corporation shall, concurrently with the declaration of such dividend or distribution on the Junior Stock or stock on a parity with the Series D Preferred Stock, declare a like dividend or distribution, as the case may be, on the Series D Preferred Stock.

                  (d) Any dividend or distribution (other than that referenced in the first sentence of Subsection 2(c)) payable to the holders of the Series D Preferred Stock pursuant to this Section 2 shall be paid to such holders at the same time as the dividend or distribution on the Junior Stock or any other capital stock of the Corporation by which it is measured is paid.

                  (e) All dividends or distributions declared upon the Series D Preferred Stock shall be declared pro rata per share.

                  (f) Any reference to "distribution" contained in this Section 2 shall not be deemed to include any distribution made in connection with or in lieu of any Liquidation Event (as defined below).

                  (g) No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears.

                  (h) So long as any shares of the Series D Preferred Stock are outstanding, no dividends, except as described in the next succeeding sentence, shall be declared or paid or set apart for payment on any class or series of stock of the Corporation ranking, as to dividends, on a parity with the Series D Preferred Stock, for any period unless all dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on the Series D Preferred Stock. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, upon the shares of the Series D Preferred Stock and any other class or series of stock ranking on a parity as to dividends with the Series D Preferred Stock, all dividends declared upon such other stock shall be declared pro rata so that the amounts of dividends per share declared on the Series D Preferred Stock and such other stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of the Series D Preferred Stock and on such other stock bear to each other.

                  (i) So long as any shares of the Series D Preferred Stock are outstanding, no other stock of the Corporation ranking on a parity with the Series D Preferred Stock as to dividends or upon liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund or otherwise for the purchase or redemption of any shares of any such stock) by the Corporation unless the dividends, if any, accrued on all outstanding shares of the Series D Preferred Stock shall have been paid or set apart for payment.

                  (j) "Junior Stock" shall mean the Common Stock and any shares of preferred stock of any series or class of the Corporation, whether presently outstanding or hereafter issued, which are junior to the shares of Series D Preferred Stock with respect to (i) the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) dividends or (iii) voting, except that the Junior Stock shall not include the Series A Preferred Stock nor the Series C Preferred Stock of the Corporation.

Notwithstanding the foregoing, this Section 2 shall only be effective insofar as it does not conflict with any provision of the Certificate of Incorporation relating to the rights of the Series A Preferred Stock, and does not cause the Series D Preferred Stock to be senior to the Series A Preferred Stock with respect to dividends.

                  3. Liquidation Preference. (a) In the event of a (i) liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a sale or other disposition of all or substantially all of the assets of the Corporation or (iii) any consolidation, merger, combination, reorganization or other transaction in which the Corporation is not the surviving entity or shares of Common Stock constituting in excess of 50% of the voting power of the Corporation are exchanged for or changed into stock or securities of another entity, cash and/or any other property (a "Merger Transaction") (items (i), (ii) and (iii) of this sentence being collectively referred to as a "Liquidation Event"), after payment or provision for payment of debts and other liabilities of the Corporation and subject to the Corporation's prior compliance with Article IV of the Certificate of Incorporation, the holders of the Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders on a pari passu basis with the shares of Series A Preferred Stock and Series C Preferred Stock of the Corporation, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of any Junior Stock of the Corporation, an amount equal to $140.00 per share plus an amount equal to all declared and/or unpaid dividends thereon; provided, however, in the case of a Merger Transaction, such $140.00 per share may be paid in cash, property (valued as provided in Subsection 3(b)) and/or securities (valued as provided in Subsection 3(b)) of the entity surviving such Merger Transaction. In the case of property or in the event that any such securities are subject to an investment letter or other similar restriction on transferability, the value of such property or securities shall be determined by agreement between the Corporation and the holders of a majority of the Series D Preferred Stock then outstanding. If upon any Liquidation Event, whether voluntary or involuntary, the assets to be distributed to the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Corporation to be distributed shall be so distributed ratably to the holders of the Series D Preferred Stock on the basis of the number of shares of Series D Preferred Stock held. Notwithstanding item (iii) of the first sentence of this Subsection 3(a), any consolidation, merger, combination, reorganization or other transaction in which the Corporation is not the surviving entity but the stockholders of the Corporation immediately prior to such transaction own in excess of 50% of the voting power of the corporation surviving such transaction and own such interest in substantially the same proportions as prior to such transaction, shall not be considered a Liquidation Event provided that the surviving corporation shall make appropriate provisions to ensure that the terms of this Certificate of Designation survive any such transaction as provided in Subsection 4(c)(ii). All shares of Series D Preferred Stock shall rank as to payment upon the occurrence of any Liquidation Event senior to the Common Stock as provided herein, on a pari passu basis with the shares of Series A Preferred Stock and Series C Preferred Stock of the Corporation, and unless the terms of such series shall provide otherwise, senior to all other series of the Corporation's preferred stock.

                  (b) Any securities or other property to be delivered to the holders of the Series D Preferred Stock pursuant to Subsection 3(a) hereof shall be valued as follows:

                           (i) Securities not subject to an investment letter or other similar restriction on free marketability:

                                    (A) If  actively  traded on a Stock  Market,
                           the value shall be deemed to be the Market Price as of the third day prior to the date of valuation.

                                    (B)  If  not  actively  traded  on  a  Stock
                           Market, the value shall be the Fair Market Value.

                           (ii) For  securities  for  which  there is an  active
                  public market but which are subject to an investment letter or other restrictions on free marketability, the value shall be the Fair Market Value thereof, determined by discounting appropriately the Market Price thereof.

                           (iii) For all other  securities,  the value  shall be
                  the Fair Market Value thereof.

                  4.       Conversion.

                  (a) Right of Conversion. The shares of Series D Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in Subsection 4(b), into fully paid and nonassessable shares of Common Stock and such other securities and property as hereinafter provided. The initial conversion price per share of Common Stock shall be equal to $3.00 (the "Conversion Price") and shall be subject to adjustment as provided herein. The rate at which each share Series D Preferred Stock is convertible at any time into Common Stock (the "Conversion Rate") shall be determined by dividing the then existing Conversion Price into $100.00.

                  Subject to adjustment pursuant to the provisions of Subsection 4(c) below, in the event that the Conversion Price in effect at the time of the Initial Closing Date (as defined below), any Interim Closing Date (as defined below) or the Final Closing Date (as defined below) is greater than 50% of the Trading Price of the Common Stock as of (x) the initial closing date of the issuance and sale of units (the "Premium Preferred Units") consisting of Series D Preferred Stock and Class D Warrants pursuant to a confidential term sheet dated May 20, 1997 (the "Initial Closing Date"), (y) any interim closing date of the issuance and sale of the Premium Preferred Units (each an "Interim Closing Date") or (z) the final closing date of the issuance and sale of the Premium Preferred Units (the "Final Closing Date") pursuant to the subscription agreements entered into in connection therewith, then the Conversion Price shall be adjusted to equal 50% of the lesser of any such Trading Price. If there is any change in Conversion Price as a result of the preceding sentence, then the Conversion Rate shall be changed accordingly as set forth above. In the event that there is no Initial, Interim nor Final Closing Date (as defined above), or the above referenced offering of Premium Preferred Units is otherwise terminated, then "Initial Closing Date", "Interim Closing Date" and "Final Closing Date" as used herein shall refer to the initial, interim and final closing date, respectively, in the next offering or series of related offerings) of equity securities of the Corporation (or any securities convertible into equity securities)("Qualified Offering Securities") with gross proceeds in excess of $2,000,000.

                  The Board of Directors, or a committee designated by it for such purpose, may specify an initial conversion price applicable to the shares of Series D Preferred Stock issued at any closing lower than the initial conversion price that would otherwise obtain pursuant to the preceding paragraphs of this Subsection 4(a) and, in the event an initial conversion price is so specified, it shall be applicable to all shares of the Series D Preferred Stock.

                  The Corporation shall prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Corporation setting forth the Conversion Rate as of the Final Closing Date, showing in reasonable detail the facts upon which such adjusted Conversion Rate is based, and such certificate shall forthwith be filed with the transfer agent of the Series D Preferred Stock. A notice stating that the Conversion Rate has been adjusted pursuant to the second preceding paragraph of this Subsection 4(a), or that no adjustment is necessary, and setting forth the Conversion Rate in effect as of the Final Closing Date shall be mailed as promptly as practicable after the Final Closing Date by the Corporation to all record holders of the Series D Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  The Conversion Price (subject to adjustment pursuant to the provisions of Subsection 4(c)) in effect immediately prior to the date that is 12 months after the Final Closing Date (the "Reset Date") shall be adjusted and reset effective as of the Reset Date if the Market Price as of the Reset Date (the "12-Month Trading Price") is less than 140% of the then applicable Conversion Price (a "Reset Event"). Upon the occurrence of a Reset Event, the Conversion Price shall be reduced to be equal to the greater of (A) the 12-Month Trading Price divided by 1.40, and (B) 25% of the then applicable Conversion Price. If there is any change in the Conversion Price as a result of the preceding sentence, then the Conversion Rate shall be changed accordingly as set forth above. The Corporation shall prepare a certificate signed by the principal financial officer of the Corporation setting forth the Conversion Rate as of the Reset Date, showing in reasonable detail the facts upon which such Conversion Rate is based, and such certificate shall forthwith be filed with the transfer agent of the Series D Preferred Stock. A notice stating that the Conversion Rate has been adjusted pursuant to this paragraph, or that no adjustment is necessary, and setting forth the Conversion Rate in effect as of the Reset Date shall be mailed as promptly as practicable after the Reset Date by the Corporation to all record holders of the Series D Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  (b) Conversion Procedures. Any holder of shares of Series D Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Series D Preferred Stock at the office of the transfer agent for the Series D Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series D Preferred Stock and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Corporation need not deem a notice of conversion to be received unless the holder complies with all the provisions hereof. The Corporation will instruct the transfer agent (which may be the Corporation) to make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Corporation shall, as soon as practicable after such deposit of certificates evidencing shares of Series D Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at such office of such transfer agent to the person for whose account such shares of Series D Preferred Stock were so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the shares of Series D Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series D Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Corporation shall not be required to convert any shares of Series D Preferred Stock while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Series D Preferred Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date. No adjustments in respect of any dividends on shares surrendered for conversion or any dividend on the Common Stock issued upon conversion shall be made upon the conversion of any shares of Series D Preferred Stock.

                  The Corporation shall at all times, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series D Preferred Stock.

                  All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to Subsection 4(g) hereof, a holder of Series D Preferred Stock may, at its election, provide in its notice of conversion that the conversion of its shares of Series D Preferred Stock shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

                  (c)      Adjustment of Conversion Rate and Conversion Price.

                           (i)      Except as otherwise provided herein, in the
event the Corporation shall, at any time or from time to time after the date hereof, (1) sell or issue any shares of Common Stock for a consideration per share less than either (i) the Conversion Price in effect on the date of such sale or issuance or (ii) the Market Price of the Common Stock as of the date of the sale or issuance, (2) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (3) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Conversion Price in effect immediately prior to such Change of Shares shall be changed to a price (rounded to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the sale or issuance of such additional shares or such subdivision or combination and the number of shares of Common Stock which the aggregate consideration received (determined as provided in Subparagraph 4(c)(v)(F)) for the issuance of such additional shares would purchase at the greater of (i) the Conversion Price in effect on the date of such issuance or (ii) the Market Price of the Common Stock as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the sale or issuance of such additional shares or such subdivision or combination. Such adjustment shall be made successively whenever such an issuance is made.

                           (ii)     In case of any reclassification, capital
reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Corporation with or into another entity (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock other than the number thereof), or in case of any sale or conveyance to another entity of the property of the Corporation as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction), the Corporation shall cause effective provision to be made so that each holder of a share of Series D Preferred Stock shall be entitled to receive, upon conversion of such share of Series D Preferred Stock, the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock was convertible immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Subsection 4(c). The Corporation shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor (if other than the Corporation) resulting from such consolidation or merger or the entity purchasing assets or other appropriate entity shall assume, by written instrument executed and delivered to the transfer agent for the Series D Preferred Stock (the "Transfer Agent"), the obligation to deliver to the holder of each share of Series D Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to receive and the other obligations under this Agreement. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

                           (iii)    [Reserved]

                           (iv)     After each adjustment of the Conversion
Price pursuant to this Subsection 4(c), the Corporation will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Corporation setting forth: (i) the Conversion Price as so adjusted, (ii) the Conversion Rate corresponding to such Conversion and (iii) a brief statement of the facts accounting for such adjustment. The Corporation will promptly file such certificate with the Transfer Agent and cause a brief summary thereof to be sent by ordinary first class mail to each registered holder of Series D Preferred Stock at his or her last address as it shall appear on the registry books of the Transfer Agent. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an officer of the Transfer Agent or the Secretary or an Assistant Secretary of the Corporation that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty or obligation to independently verify the amounts or calculations set forth therein.

                           (v)      For purposes of Subsection 4(c)(i) hereof,
the following provisions (A) to (F) shall also be applicable:

                                    (A) The  number of  shares  of Common  Stock
                           deemed outstanding at any given time shall include all shares of capital stock convertible into, or exchangeable for, Common Stock (on an as converted basis) as well as all shares of Common Stock issuable upon the exercise of (x) any convertible debt, (y) warrants outstanding on the date hereof and (z) options outstanding on the date hereof.

                                    (B) No  adjustment of the  Conversion  Price
                           shall be made unless such adjustment would require an increase or decrease of at least $.01 in such price; provided that any adjustments which by reason of this Subparagraph (B) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with adjustments so carried forward, shall require an increase or decrease of at least $.01 in the Conversion Price then in effect hereunder.

                                    (C)  In  case  of  (1)  the  sale  or  other
                           issuance by the Corporation (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (2) the issuance by the Corporation, without the receipt by the Corporation of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Corporation upon the exercise of such rights, warrants or options, plus the consideration received by the Corporation for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Subsection 4(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 4(c)(i).

                                    (D) In case of the  sale by the  Corporation
                           of any Convertible Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Corporation for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Subsection 4(c)(i) and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Subsection 4(c)(i).

                                    (E) In case the Corporation shall modify the
                           rights of conversion, exchange or exercise of any of the securities referred to in (C) and (D) above or any other securities of the Corporation convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution, so that the consideration per share received by the Corporation after such modification is less than either the Conversion Price or the Market Price as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Corporation shall be deemed for purposes of calculating any adjustments pursuant to this Subsection 4(c) to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be readjusted to such Conversion Price as would have obtained (a) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such

                           Convertible Securities and (b) had adjustments been made on the basis of the Conversion Price as adjusted under clause (a) of this sentence for all transactions (which would have affected such adjusted Conversion Price) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                                    (F) In case of the  sale  of any  shares  of
                           Common Stock, any Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Corporation therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Corporation or any underwriting discounts or commissions or concessions paid or allowed by the
                           Corporation in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Corporation determines in good faith; provided, however that if the Registered Holders of in excess of 25% of the then outstanding Series D Preferred Stock disagree with such determination, the Corporation shall retain, at its own expense, an independent investment banking firm for the purpose of obtaining an appraisal.

                           (vi)     Notwithstanding any other provision hereof,
no adjustment to the Conversion Price will be made:

                                    (A) upon the exercise of any of the options
                           outstanding on the date hereof under the Corporation's existing stock option plans; or

                                    (B) upon the issuance or exercise of options
                           which may hereafter be granted with the approval of the Board of Directors, or exercised, under any employee benefit plan of the Corporation to officers, directors, consultants or employees, but only with respect to such options as are exercisable at prices no lower than the Closing Bid Price (or, if the price referenced in the definition of Closing Bid Price cannot be determined, the Fair Market Value) of the Common Stock as of the date of grant thereof; or

                                    (C) upon issuance or exercise of the
                           Placement  Warrants,  or  the  Advisory  Warrants,

                           (as defined in the Placement  Agency  Agreement
                           between the  Corporation  and  Paramount   Capital,
                           Inc.  (the "Placement

                           Agent") dated as of May 1, 1997 (the "Placement Agency Agreement")) (collectively, the "Paramount Warrants"), upon the conversion of the Series D Preferred Stock underlying the Bridge Notes (as defined in the Note and Warrant Purchase Agreement dated as of January 28, 1997 (the "Note and Warrant Purchase Agreement")), upon the exercise of the Class A and Class B Bridge Warrants (as defined in the Note and Warrant Purchase Agreement) or upon the issuance, conversion or exercise of the Series D Preferred Stock or the Class D Warrants included in the Premium Preferred Units of the Corporation issued (i) on or prior to the Final Closing Date or (ii) pursuant to the exercise of the Paramount Warrants, or upon the issuance, conversion or exercise of any Series D Preferred Stock or Class D Warrants approved by the Placement Agent or upon the issuance of any other equity securities of the Corporation to the extent that such issuance causes an adjustment to the Conversion Price pursuant to the second paragraph of Subsection 4(a); or

                                    (D)  upon  the  issuance  or sale of  Common
                           Stock or Convertible Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options were outstanding on the date of the original issuance of the Series D Preferred Stock or were thereafter issued or sold, provided that an adjustment was either made or not required to be made in accordance with Subsection 4(c)(i) in connection with the issuance or sale of such securities or any modification of the terms thereof; or

                                    (E)  upon  the  issuance  or sale of  Common
                           Stock upon conversion or exchange of any Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and whether or not such Convertible Securities were outstanding on the date of the original sale of the Series D Preferred Stock or were thereafter issued or sold; or upon the issuance of Common Stock upon conversion of principal and interest in respect of $350,000 principal amount of the Company's 4% Convertible Debentures due August 1, 1997 outstanding on February 6, 1997 or upon the conversion of 1,424 shares of the Company's Series C Preferred Stock outstanding on February 6, 1997, provided that any such conversion occurs at a conversion price in excess of the Conversion Price at such time.

Subparagraph 4(c)(v)(E) shall nevertheless apply to any modification of the rights of conversion, exchange or exercise of any of the securities referred to in Subparagraphs (A), (B) and (C) of this Subsection 4(c)(vi).

                           (vii)    As used in this Subsection 4(c), the term
"Common Stock" shall mean and include the Corporation's Common Stock authorized on the date of the original issue of the Series D Preferred Stock and shall also include any capital stock of any class of the Corporation thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary liquidation, dissolution or winding up of the Corporation; provided, however, that the shares issuable upon conversion of the Series D Preferred Stock shall include only shares of such class designated in the Certificate of Incorporation as Common Stock on the date of the original issue of the Series D Preferred Stock or (i), in the case of any reclassification, change, consolidation, merger, sale or conveyance of the character referred to in Subsection 4(c)(ii) hereof, the stock, securities or property provided for in such section or (ii), in the case of any reclassification or change in the outstanding shares of Common Stock issuable upon conversion of the Series D Preferred Stock as a result of a subdivision or combination or consisting of a change in par value, or from par value to no par value, or from no par value to par value, such shares of Common Stock as so reclassified or changed.

                           (viii)   Any determination as to whether an
adjustment in the Conversion Price in effect hereunder is required pursuant to Subsection 4(a) or 4(c), or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Series D Preferred Stock and the Corporation if made in good faith by the Board of Directors of the Corporation.

                  (d) No Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series D Preferred Stock. If more than one certificate evidencing shares of Series D Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series D Preferred Stock so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any shares of Series D Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price as of the close of business on the day of conversion.

                  (e) Concurrent Grant. If the Corporation shall fix a record date for the making of a Distribution on Common Stock to holders of its Common Stock (other than any distribution referred to in Subsection 4(c) hereof and cash dividends paid out of retained earnings of the Corporation determined under generally accepted accounting principals consistently applied), the Corporation shall set aside in an escrow reasonably acceptable to the holders of the Series D Preferred Stock, the Distribution on Common Stock (as defined below) to which they would have been entitled if they had converted all of the Series D Preferred Stock held by them for the Corporation's Common Stock immediately prior to the record date for the purpose of determining stockholders entitled to receive such Distribution on Common Stock and any such Distribution on Common Stock shall thereafter be distributed from time to time out of such escrow to persons converting the Series D Preferred Stock (immediately upon conversion) to the extent such Distribution on Common Stock relates to the shares of Series D Preferred Stock then being converted. As used herein, the term "Distribution on Common Stock" means a distribution to holders of the Common Stock (including any such distribution made in connection with a consolidation or merger in which the Corporation is the continuing corporation) of (i) assets (including any cash dividends or distributions), (ii) evidences of indebtedness or other securities of the Corporation or of any entity other than the Corporation or (iii) subscription rights, options or warrants to purchase any of the foregoing assets or securities, whether or not such rights, options or warrants are immediately exercisable.

                  (f) Reservation of Shares; Transfer Taxes, Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series D Preferred Stock, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all shares of Series D Preferred Stock from time to time outstanding (including, without limitation, shares of Common Stock issuable upon conversion of the Series D Preferred Stock in the case of a Reset Event. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit the conversion of all the then-outstanding shares of Series D Preferred Stock.

                  The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series D Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the shares of Series D Preferred Stock so converted were registered. and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                  (g)      Prior Notice of Certain Events.  In case:

                           (i) the Corporation shall declare any dividend (or any other distribution); or

                           (ii) the Corporation  shall authorize the granting to
                  the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                           (iii) of any  reclassification of Common Stock (other
                  than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                           (iv)  of  any  consolidation  or  merger  (including,
                  without limitation, a Merger Transaction) to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                           (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation (including, without limitation, a Liquidation Event);

then the Corporation shall cause to be filed with the transfer agent for the Series D Preferred Stock, and shall cause to be mailed to the Registered Holders, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend. distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other Liquidation Event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other Liquidation Event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                  (h) Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to the Registered Holders a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                  The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this Section 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

                  Notwithstanding anything to the contrary herein, in no case shall the Conversion Price be adjusted to an amount less than $.001 per share, the current par value of the Common Stock into which the Series D Preferred Stock is convertible.

                  (i) Ambiguities/Errors. The Board of Directors of the Corporation shall have the power to resolve any ambiguity or correct any error in the provisions relating to the convertibility of the Series D Preferred Stock, and its actions in so doing shall be final and conclusive.

                  5. Mandatory Conversion. At any time on or after the Reset Date, the Corporation at its option, may cause the Series D Preferred Stock to be converted in whole or in part, on a pro rata basis, into fully paid and nonassessable shares of Common Stock at the then effective Conversion Rate if the Closing Bid Price (or, if the price referenced in the definition of Closing Bid Price cannot be determined, the Fair Market Value) of the Common Stock shall have exceeded 300% of the then applicable Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion. Any shares of Series D Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion pursuant to Section 4 on the date of such mandatory conversion (unless previously converted at the option of the holder).

                  No greater than 60 nor fewer than 20 days prior to the date of any such mandatory conversion, notice by first class mail, postage prepaid, shall be given to the holders of record of the Series D Preferred Stock to be converted, addressed to such holders at their last addresses as shown on the stock transfer books of the Corporation. Each such notice shall specify the date fixed for conversion, the place or places for surrender of shares of Series D Preferred Stock, and the then effective Conversion Rate pursuant to Section 4.

                  Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given by the Corporation on the date deposited in the mail, whether or not the holder of the Series D Preferred Stock receives such notice; and failure properly to give such notice by mail, or any defect in such notice, to the holders of the shares to be converted shall not affect the validity of the proceedings for the conversion of any other shares of Series D Preferred Stock. On or after the date fixed for conversion as stated in such notice, each holder of shares called to be converted shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice for conversion. Notwithstanding that the certificates evidencing any shares properly called for conversion shall not have been surrendered, the shares shall no longer be deemed outstanding and all rights whatsoever with respect to the shares so called for conversion (except the right of the holders to convert such shares upon surrender of their certificates therefor) shall terminate.

                  6.       Voting Rights.

                  (a) General. Except as otherwise provided herein, in the Certificate of Incorporation or the By-laws of the Corporation or as required by applicable law, the holders of shares of Series D Preferred Stock, the holders of shares of Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. In any such vote, each share of Series D Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series D Preferred Stock is convertible on the record date for such vote, or if no record date has been established, on the date such vote is taken. Any shares of Series D Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

                  (b) Class Voting Rights.  In addition to any vote specified in
Section 6(a), so long as at least 50% of the shares of Series D Preferred Stock (including those shares of Series D Preferred Stock issued or issuable upon the conversion of the Bridge Notes, the exercise of the warrants issued to Paramount Capital, Inc., the placement agent in connection with the offer and sale of the Series D Preferred Stock or any other warrants or options for the purchase of Series D Preferred Stock) shall be outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 50% of all outstanding Series D Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws of the Corporation so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series D Preferred Stock,
(ii) approve the alteration or change to the rights, preferences or privileges of the Series D Preferred Stock, (iii) incur or voluntarily repay prior to the maturity thereof any indebtedness (other than the Bridge Notes) in excess of $2,000,000 or (iv) authorize or issue, or increase the authorized amount of, any equity security ranking prior to, or on a parity with, the Series D Preferred Stock (other than additional Series D Preferred Stock approved in writing by the Placement Agent) (A) upon a Liquidation Event, (B) with respect to the payment of any dividends or distributions or (C) with respect to voting rights (except for class voting rights required by law).

                  7. Outstanding Shares. For purposes of this Certificate of Designation, a share of Series D Preferred Stock, when issued, shall be deemed outstanding except (i) from the date, or the deemed date, of surrender of certificates evidencing shares of Series D Preferred Stock, all shares of Series D Preferred Stock converted into Common Stock and (ii) from the date of registration of transfer, all shares of Series D Preferred Stock held of record by the Corporation or any subsidiary of the Corporation.

                  8. Status of Acquired Shares. Shares of Series D Preferred Stock received upon conversion pursuant to Section 4 or Section 5 or otherwise acquired by the Corporation will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Series D Preferred Stock.

                  9. Preemptive Rights. The Series D Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

                  10. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such changes as shall be necessary to render the provision in question effective and valid under applicable law.

                  11. No Amendment or Impairment. The Corporation shall not amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Series D Preferred Stock against impairment.

                  12. Redemption Parity. (a) If the Corporation is required to repurchase, redeem or otherwise acquire (collectively, "Redeem") shares of Series A Preferred Stock representing more than 5% of the aggregate stated value of the Series A Preferred Stock, then the Corporation shall, subject to its prior compliance with Article IV of the Certificate of Incorporation, offer to Redeem the shares of Series D Preferred Stock, on a pari passu basis with the Series A Preferred Stock based on the relative liquidation preferences of each such series of Preferred Stock. The Corporation shall Redeem the shares of Series D Preferred Stock with the same type of consideration that is paid to Redeem the Series A Preferred Stock, and the Corporation shall Redeem the shares of Series D Preferred Stock in the same manner, on the same schedule, and upon the same notice (the "Company Notice"), as it Redeems the Series A Preferred Stock.

                  (b) If the Corporation Redeems any Series D Preferred Stock, the redemption price shall be $140.00 per share of Series D Preferred Stock, subject to appropriate adjustment for stock splits, combinations and the like (the "Redemption Price").

                  (c) If the Corporation Redeems any Series D Preferred Stock, the Registered Holders shall be given the opportunity to elect to convert their shares of Series D Preferred Stock at the then applicable Conversion Price in lieu of having such shares Redeemed. If the Corporation uses Common Stock to Redeem any Series D Preferred Stock, then such Common Stock will be valued at its Market Price.

                  (d) The Corporation's obligation to provide moneys to Redeem any Series D Preferred Stock shall be deemed fulfilled if, on or before the redemption date, the Corporation shall deposit with a bank or trust company having an office or agency in the Borough of Manhattan, City of New York, and having a capital and surplus of at least $50,000,000, the principal amount of funds necessary to so Redeem, in trust for the account of the Registered Holders of the shares to be Redeemed (and so as to be and continue to be available therefor), with irrevocable instructions and authority to such bank or trust company that such funds be applied to Redeem the shares of Series D Preferred Stock so called to be Redeemed. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any funds so deposited and unclaimed at the end of three years from such redemption date shall be released or repaid to the Corporation, after which, subject to any applicable laws relating to escheat or unclaimed property, any Registered Holders of such shares of Series D Preferred Stock so called to be Redeemed shall look only to the Corporation for payment of the Redemption Price.

                  (e) Upon surrender of the certificates for any shares of Series D Preferred Stock to be Redeemed by the Corporation (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the Company Notice shall so state), such shares shall be Redeemed by the Corporation at the Redemption Price.







                            [Signature page follows]

                  IN  WITNESS  WHEREOF,  David  R.  Walner,   Secretary  of  the
Corporation, acting for and on behalf of the Corporation, has hereunto subscribed his name this 29th day of May, 1997.





                                                     GENTA INCORPORATED



                                                     By:
                                                        ------------------------
                                                     Name:  David. R. Walner
                                                     Title:  Secretary

                                   Exhibit Q

                 AMENDED AND RESTATED AMENDMENT AGREEMENT

          The undersigned, intending legally to be bound, hereby agree that the Amendment Agreement between the undersigned, dated May 20, 1997, as previously amended, and all the exhibits thereto, shall be amended and restated to read in their entirety as follows and otherwise agree as follows:

          1. The  Certificate  of  Designations  for the  Series  D  Convertible
Preferred Stock of Genta Incorporated (the "Company") shall be amended, effective as of May 20, 1997, to read as set forth in Exhibit A hereto.

          2. The Senior Secured Convertible Bridge Notes issued on February 13, 1997 shall be amended, effective as of the date hereof, to read as set forth in Exhibits B-1 and B-2 hereto.

          3. The Company's Class A and Class B Bridge Warrants for the Purchase of Shares of Common Stock (numbers CA-1, CA-2, CB-1 and CB-2) (the "Old Bridge Warrants") shall be exchanged, effective as of the date hereof, for New Warrants (the "New Bridge Warrants") which, notwithstanding the provisions of Section 9 of the Bridge Warrants, shall read in their entirety as set forth in Exhibits CA-1, CA-2, CB-1 and CB-2 hereto, and the Old Bridge Warrants shall be cancelled.

          4. If Aries Domestic Fund, L.P. and The Aries Trust (collectively, the "Aries Funds") purchase securities in the Company's private placement commenced on May 20, 1997, then the Aries Funds will not vote or dispose of such securities or convert any such securities into, or exercise any such securities for, any shares of Common Stock of the Company, for a period of 90 days from the date of such purchase.

          5. Except as amended hereby and except for the exchange of the New Bridge Warrants for Old Bridge Warrants, the instruments and securities referred to herein shall continue in full force and effect.

          6. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Amendment Agreement as of June 23, 1997.


                         GENTA INCORPORATED


                         -------------------------------------
                         By:



                         THE ARIES TRUST, A CAYMAN ISLAND TRUST



                         By: its Investment Manager, PARAMOUNT
                         CAPITAL ASSET MANAGEMENT, INC.


                         By: /s/ Lindsay A. Rosenwald
                         ----------------------------
                             Name:  Lindsay A. Rosenwald, M.D.
                             Title: President



                         THE ARIES DOMESTIC FUND, L.P.



                         By: its General Partner, PARAMOUNT
                         CAPITAL ASSET MANAGEMENT, INC.


                         By: /s/ Lindsay A. Rosenwald
                         ----------------------------
                             Name:  Lindsay A. Rosenwald, M.D.
                             Title: President

                                    EXHIBIT R

THIS NOTE IS NOT TRANSFERABLE WITHOUT THE EXPRESS WRITTEN CONSENT OF GENTA INCORPORATED, (THE "COMPANY"). THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                               GENTA INCORPORATED

                                                                         No. B-1
           AMENDED AND RESTATED SENIOR SECURED CONVERTIBLE BRIDGE NOTE

$1,050,000                                                 New York, New York
                                                           January 28, 1997, as
                                                           amended and restated
                                                           on June 23, 1997

                  Genta Incorporated, a Delaware corporation, (the "Company"), for value received, hereby promises to pay to THE ARIES DOMESTIC FUND, LP (the "Holder"), or registered assigns, the principal sum of ONE MILLION FIFTY THOUSAND DOLLARS ($1,050,000), with interest from the date of original issuance of this Senior Secured Convertible Bridge Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) December 31, 1997, (b) September 30, 1997 if on or prior to such date the Company has not received gross proceeds of at least $2,000,000 in respect of its offering of Premium Preferred Units which was commenced in May, 1997 and (c) the date of any decision, order or other determination adverse to the Company or any of its directors by any court or other tribunal in any lawsuit or other proceeding against the Company and/or any of its directors by any of the
Company's preferred  stockholders,  including,  without limitation,  any adverse result or other determination in connection with an appeal of the decision rendered by the Delaware Court of Chancery in May, 1997 in respect of the suit described in Item 3 of the Company's Form 10-K for the year ended December 31, 1996 (such earliest date, the "Maturity Date"). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Secured Convertible Bridge Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Secured Convertible Bridge
Note is one of a duly authorized issue of Genta Incorporated 12% Senior Convertible Bridge Notes in an aggregate principal amount of $3,000,000 (individually a "Note" and collectively the "Notes") issued pursuant to a Note and Warrant Purchase Agreement dated January 28, 1997 between the Company and the Holder (the "Purchase Agreement"). The Senior Secured Convertible Bridge Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Senior Bridge Notes. These Notes are secured pursuant to the Security Agreement dated as of January 28, 1997 by and between the Company, Paramount Capital, Inc. and the Purchasers.

SECTION 1.          PREPAYMENT.

                  This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2.          OPTIONAL CONVERSION

                  (a) Right of Conversion. (i) Immediately, or, (ii) if the rules of the Nasdaq National Market or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then upon the receipt of such approvals, the Notes shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in paragraph 2(b) below, into the number of shares of Series D Preferred Stock of the Company (the "Preferred Stock") equal to the Conversion Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount, or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall be the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $50.00, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 200 shares of Preferred Stock per $10,000 of Conversion Amount. Notwithstanding anything to the contrary contained in this Note, no right of conversion shall exist if and only to the extent that such conversion would result in the occurrence of a "Fundamental Change" under Article IV of the Corporation's Restated Certificate of Incorporation.

                  (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Preferred Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Preferred Stock are to be issued. The Corporation will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Corporation shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of

Preferred Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Preferred Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Preferred Stock on such date; provided, however, that the Corporation shall not be required to convert any Notes while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

                  All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

                  (c) Protection From Dilution. (i) If, at any time or from time to time after the date of this Note, the Company shall issue or distribute to the holders of shares of Preferred Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable solely to holders of Preferred Stock in shares of Preferred Stock, referred to in Subsection (c)(ii), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Preferred Stock and the denominator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution. An adjustment made pursuant to this Subsection 2(a) shall become effective immediately after the record date of any such Special Dividend. The then "CURRENT MARKET PRICE PER SHARE OF PREFERRED STOCK" shall equal the then Current Market Price multiplied by the then effective "Conversion Rate" (as defined and used in the Certificate of Designation for the Preferred Stock).

The then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors.

                  (ii) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Preferred Stock, (ii) subdivide its outstanding shares of Preferred Stock into a greater number of shares, (iii) combine its outstanding shares of Preferred Stock into a smaller number of shares or (iv) issue by reclassification of its Preferred Stock any shares of capital stock of the Company (other than the Conversion Shares), the Conversion Price shall be proportionately adjusted so that the Notes shall be convertible into a number and kind of securities which the holders would have been entitled to receive after any such event had they converted the Notes immediately prior thereto. An adjustment made pursuant to this Subsection 2(c)(ii) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (iii) Except as provided in Subsections (c)(i) and (c)(iv), in case the Company shall hereafter issue or sell any Preferred Stock, any securities convertible into Preferred Stock, any rights, options or warrants to purchase Preferred Stock or any securities convertible into Preferred Stock, in each case for a price per share or entitling the holders thereof to purchase Preferred Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Preferred Stock issuable upon exercise or conversion of such securities) which is less than either the then Current Market Price Per Share of Preferred Stock in effect on the date of such issuance or sale or the Conversion Price, the Conversion Price shall be adjusted as of the date of such issuance or sale by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be
(x) the sum of (A) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price Per Share of Preferred Stock or the current Conversion Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (iv) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as a entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Note shall have the right thereafter to receive on the conversion of this Note the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Note been converted immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interests thereafter of the Holder of this Note to the end that the provisions set forth in this Section 2 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the Note. The above provisions of this Subsection (c)(iv) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Note to be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Notes not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (v) In case any event shall occur as to which the other provisions of this Section 2 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the conversion rights represented by this Note in accordance with the essential intent and principles hereof then, in each such case, the Holders of Notes may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the conversion rights. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Note and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (vi) For purposes of the anti-dilution protection contained in this Section (c), at all times following the conversion of all shares of Preferred Stock into shares of Common Stock, the term Preferred Stock shall be read to be Common Stock, context permitting, so that the anti-dilution provisions will continue to protect the conversion rights represented by this Note after the conversion of all the Preferred Stock into the Common Stock in accordance with the essential intent and principles of this Section 3 (it being understood that prior to such conversion, the anti-dilution provisions of the Preferred Stock underlying this Note shall be applicable to any dilutive events with respect to the Common Stock and protect the Holder from dilution of the Common Stock).

                  (d) Reservation of Shares; Transfer Taxes; Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Preferred Stock, solely for the purpose of effecting the conversion of the Notes, such number of shares of its Preferred Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Preferred Stock if at any time the number of shares of Preferred Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

                  The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Preferred Stock on conversion of the Notes. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Preferred Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                  (e)      Prior Notice of Certain Events.  In case:

                    (i) the Corporation shall declare any dividend (or any other distribution); or

                    (ii) the Corporation shall authorize the granting to the holders of Preferred Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                    (iii) of any reclassification of Preferred Stock (other than a subdivision or combination of the outstanding Preferred Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                    (iv) of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Preferred Stock is converted into other securities, cash or other property; or

                    (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Preferred Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Preferred Stock of record shall be entitled to exchange their shares of Preferred Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                  (f) Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                  The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

SECTION 3.          DEFAULT CONVERSION.

                  (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert up to the lesser of (i) the then outstanding principal amount of this Note or (ii) 10% of the original principal amount of this Note, into the number of shares of Common Stock of the Company ("Common Stock"), equal to the amount converted by the Noteholder upon such Event of Default (the "Default Conversion Amount") divided by $.001 (the "Default Conversion Price"). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

                  (b) To exercise the Default Conversion Right, the Holder, on or before the 60th day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default

Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

                  (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default
Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.

                  (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.

                  (f) The Company shall at all times following the Issuance Date, reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Default Conversion Right, such number of shares of Common Stock as shall, from time to time, be sufficient for the exercise of the Default Conversion Right in full. The Company covenants that all shares of Common Stock issuable upon exercise of the Default Conversion Right shall be validly issued, fully paid and nonassessable.

                  (g) The anti-dilution protections set forth in Section 2(c) hereof shall apply as well to the Default Conversion Right and the adjustment of the Default Conversion Price hereunder, provided, however, that for purposes of such application all appropriate references to Preferred Stock shall be read as references to Common Stock and all references to the Conversion Price shall be read as references to the Default Conversion Price, so as to give the Default

Conversion Rights, as nearly as practicable, the anti-dilution and other protections provided for in section 2(c) with respect to the Optional Conversion Right.

SECTION 4.          FRACTIONAL SHARES.

                  (a) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of the Optional or Default Conversion Right.

SECTION 5.          AFFIRMATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees that until the payment in full of this Note, the Company shall:

                  (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

                  (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.7 of the Note and Warrant Purchase Agreement between the Company and various purchasers dated the date hereof (the "Purchase Agreement")

                  (c) Reports. Furnish to the Holder, at the time furnished to the Company's stockholders, reports furnished generally to the Company's stockholders, and copies of Current Reports on Form 8-K.

                  (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.

                  (e) Authorization of Stock Issuable Upon Conversion. No later than the Maturity Date, authorize and reserve a sufficient number of its shares for exercise of the Default Conversion Right.

SECTION 6.          NEGATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

                  (a) Indebtedness. Incur, create, assume or permit to exist any indebtedness except (i) indebtedness represented by the Notes, (ii) indebtedness which by its terms is subordinated to the Notes in an amount less than $25,000 in the aggregate (iii) indebtedness in an amount less than fifty thousand dollars ($50,000) incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Holder on or prior to the date hereof, but not any extensions, renewals or replacements of such indebtedness;

                  (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

                  (c) Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

                  (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

                  (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.15 of the Note and Warrant Agreement.

                  (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.


SECTION 7.          EVENTS OF DEFAULT DEFINED.

                  The following shall each constitute an "Event of Default" hereunder:

                  (a) the failure of the Company to make any payment of principal of or interest on this Note when due and payable;

                  (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

                  (c)  if the Company shall:

                           (1) admit in writing its inability to pay its debts generally as they become due,

                           (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act,

                           (3) make an assignment for the benefit of its creditors,

                           (4) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property,

                           (5) on a petition in bankruptcy filed against, be adjudicated a bankrupt, or

                           (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable  law or  statute  of  the  United
                                    States of America or any state thereof;

                  (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty
(30) days from the date of entry thereof;

                  (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

                  (f) the liquidation, dissolution or winding up of the Company;

                  (g) the failure of the shareholders to authorize and approve the issuance of these Notes or the issuance of the shares of Preferred Stock underlying these Notes, the Bridge Warrants or the New Warrants (as such terms are defined in the Purchase Agreement), or any Common Stock underlying the foregoing to the extent such authorization is necessary pursuant to the rules of the Nasdaq National Market or any other applicable law, rule or regulation.

                  (h) A default or event of default which remains uncured following any applicable cure period under the Security Agreement; or

                  (i) A final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or

SECTION 8.          REMEDIES UPON EVENT OF DEFAULT.

                  (a) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

                  (b) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

SECTION 9.          NOTE REGISTER.

                  (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for the registration and transfer of this Note.

                  (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

                  (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this Note in lieu of which such new Note is made and delivered.

SECTION 10.         REGISTRATION UNDER SECURITIES ACT OF 1933.

                  The Holder of this Note shall have registration rights as provided in Section 8 of the Purchase Agreement, with respect to the shares of Common Stock underlying the Preferred Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.

SECTION 11.       MISCELLANEOUS.

                  (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.

                  (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 9(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

                  (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

                  (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.

                  (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

                  (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

                  (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

                  If to the Holder: At the address shown on Schedule A attached hereto.

                  with a copy to:    Paramount Capital, Inc.
                                     787 Seventh Avenue
                                     New York, NY 10019
                                     Attn: David R. Walner

                  If to the Company: Genta Incorporated
                                     3350 General Atomics Court

                               San Diego, CA 92121
                               Attention: Chief Executive Officer

                  (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

                  (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement dated the date hereof between the Company and certain purchasers of the Senior Secured Convertible Bridge Notes and the holder of this Note is entitled to the benefits of such Purchase Agreement and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

         IN WITNESS WHEREOF, this Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representative of the Company.


ATTEST:                                     GENTA INCORPORATED


_______________________             By:     ________________________________
                                            Name:
                                            Its:



(Corporate Seal)

                                    EXHIBIT S

THIS NOTE IS NOT TRANSFERABLE WITHOUT THE EXPRESS WRITTEN CONSENT OF GENTA INCORPORATED, (THE "COMPANY"). THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                               GENTA INCORPORATED

                                                                         No. B-2
           AMENDED AND RESTATED SENIOR SECURED CONVERTIBLE BRIDGE NOTE

$1,950,000                                                  New York, New York
                                                            January 28, 1997, as
                                                            amended and restated
                                                            on June 23, 1997

                  Genta Incorporated, a Delaware corporation, (the "Company"), for value received, hereby promises to pay to THE ARIES TRUST (the "Holder"), or registered assigns, the principal sum of ONE MILLION NINE HUNDRED FIFTY THOUSAND DOLLARS ($1,950,000), with interest from the date of original issuance of this Senior Secured Convertible Bridge Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) December 31, 1997, (b) September 30, 1997 if on or prior to such date the Company has not received gross proceeds of at least $2,000,000 in respect of its offering of Premium Preferred Units which was commenced in May, 1997 and (c) the date of any decision, order or other determination adverse to the Company or any of its directors by any court or other tribunal in any lawsuit or other proceeding against the Company and/or any of its directors by any of the Company's preferred stockholders, including, without limitation, any adverse result or other determination in connection with an appeal of the decision rendered by the Delaware Court of Chancery in May, 1997 in respect of the suit described in Item 3 of the Company's Form 10-K for the year ended December 31, 1996 (such earliest date, the "Maturity Date"). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Secured Convertible Bridge Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Secured Convertible Bridge Note is one of a duly authorized issue of Genta Incorporated 12% Senior Convertible Bridge Notes in an aggregate principal amount of $3,000,000 (individually a "Note" and collectively the "Notes") issued pursuant to a Note and Warrant Purchase Agreement dated January 28, 1997 between the Company and the Holder (the "Purchase Agreement"). The Senior Secured Convertible Bridge Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Senior Bridge Notes. These Notes are secured pursuant to the Security Agreement dated as of January 28, 1997 by and between the Company, Paramount Capital, Inc. and the Purchasers.

SECTION 1.        PREPAYMENT.

                  This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2.        OPTIONAL CONVERSION

                  (a) Right of Conversion. (i) Immediately, or, (ii) if the rules of the Nasdaq National Market or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then upon the receipt of such approvals, the Notes shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in paragraph 2(b) below, into the number of shares of Series D Preferred Stock of the Company (the "Preferred Stock") equal to the Conversion Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount, or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall be the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $50.00, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 200 shares of Preferred Stock per $10,000 of Conversion Amount. Notwithstanding anything to the contrary contained in this Note, no right of conversion shall exist if and only to the extent that such conversion would result in the occurrence of a "Fundamental Change" under Article IV of the Corporation's Restated Certificate of Incorporation.

                  (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Preferred Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Preferred Stock are to be issued. The Corporation will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

                  The Corporation shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of

Preferred Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Preferred Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Preferred Stock on such date; provided, however, that the Corporation shall not be required to convert any Notes while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

                  All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

                  (c) Protection From Dilution. (i) If, at any time or from time to time after the date of this Note, the Company shall issue or distribute to the holders of shares of Preferred Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable solely to holders of Preferred Stock in shares of Preferred Stock, referred to in Subsection (c)(ii), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Preferred Stock and the denominator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution. An adjustment made pursuant to this Subsection 2(a) shall become effective immediately after the record date of any such Special Dividend. The then "CURRENT MARKET PRICE PER SHARE OF PREFERRED STOCK" shall equal the then Current Market Price multiplied by the then effective "conversion rate" (as defined and used in the Certificate of Designation for the Preferred Stock).

The then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors.

                  (ii) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Preferred Stock, (ii) subdivide its outstanding shares of Preferred Stock into a greater number of shares, (iii) combine its outstanding shares of Preferred Stock into a smaller number of shares or (iv) issue by reclassification of its Preferred Stock any shares of capital stock of the Company (other than the Conversion Shares), the Conversion Price shall be proportionately adjusted so that the Notes shall be convertible into a number and kind of securities which the holders would have been entitled to receive after any such event had they converted the Notes immediately prior thereto. An adjustment made pursuant to this Subsection 2(c)(ii) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (iii) Except as provided in Subsections (c)(i) and (c)(iv), in case the Company shall hereafter issue or sell any Preferred Stock, any securities convertible into Preferred Stock, any rights, options or warrants to purchase Preferred Stock or any securities convertible into Preferred Stock, in each case for a price per share or entitling the holders thereof to purchase Preferred Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Preferred Stock issuable upon exercise or conversion of such securities) which is less than either the then Current Market Price Per Share of Preferred Stock in effect on the date of such issuance or sale or the Conversion Price, the Conversion Price shall be adjusted as of the date of such issuance or sale by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be
(x) the sum of (A) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price Per Share of Preferred Stock or the current Conversion Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (iv) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as a entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Note shall have the right thereafter to receive on the conversion of this Note the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Note been converted immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interests thereafter of the Holder of this Note to the end that the provisions set forth in this Section 2 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the Note. The above provisions of this Subsection (c)(iv) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Note to be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Notes not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (v) In case any event shall occur as to which the other provisions of this Section 2 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the conversion rights represented by this Note in accordance with the essential intent and principles hereof then, in each such case, the Holders of Notes may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the conversion rights. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Note and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (vi) For purposes of the anti-dilution protection contained in this Section (c), at all times following the conversion of all shares of Preferred Stock into shares of Common Stock, the term Preferred Stock shall be read to be Common Stock, context permitting, so that the anti-dilution provisions will continue to protect the conversion rights represented by this Note after the conversion of all the Preferred Stock into the Common Stock in accordance with the essential intent and principles of this Section 3 (it being understood that prior to such conversion, the anti-dilution provisions of the Preferred Stock underlying this Note shall be applicable to any dilutive events with respect to the Common Stock and protect the Holder from dilution of the Common Stock).

                  (d) Reservation of Shares; Transfer Taxes; Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Preferred Stock, solely for the purpose of effecting the conversion of the Notes, such number of shares of its Preferred Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Preferred Stock if at any time the number of shares of Preferred Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

                  The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Preferred Stock on conversion of the Notes. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Preferred Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                  (e)     Prior Notice of Certain Events.  In case:

                    (i) the Corporation shall declare any dividend (or any other distribution); or

                    (ii) the Corporation shall authorize the granting to the holders of Preferred Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                    (iii) of any reclassification of Preferred Stock (other than a subdivision or combination of the outstanding Preferred Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

                    (iv) of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Preferred Stock is converted into other securities, cash or other property; or

                    (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Preferred Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Preferred Stock of record shall be entitled to exchange their shares of Preferred Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

                  (f) Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

                  The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

SECTION 3.         DEFAULT CONVERSION.

                  (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert up to the lesser of (i) the then outstanding principal amount of this Note or (ii) 10% of the original principal amount of this Note, into the number of shares of Common Stock of the Company ("Common Stock"), equal to the amount converted by the Noteholder upon such Event of Default (the "Default Conversion Amount") divided by $.001 (the "Default Conversion Price"). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

                  (b) To exercise the Default Conversion Right, the Holder, on or before the 60th day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default

Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

                  (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default
Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.

                  (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.

                  (f) The Company shall at all times following the Issuance Date, reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Default Conversion Right, such number of shares of Common Stock as shall, from time to time, be sufficient for the exercise of the Default Conversion Right in full. The Company covenants that all shares of Common Stock issuable upon exercise of the Default Conversion Right shall be validly issued, fully paid and nonassessable.

                  (g) The anti-dilution protections set forth in Section 2(c) hereof shall apply as well to the Default Conversion Right and the adjustment of the Default Conversion Price hereunder, provided, however, that for purposes of such application all appropriate references to Preferred Stock shall be read as references to Common Stock and all references to the Conversion Price shall be read as references to the Default Conversion Price, so as to give the Default

Conversion Rights, as nearly as practicable, the anti-dilution and other protections provided for in section 2(c) with respect to the Optional Conversion Right.

SECTION 4.         FRACTIONAL SHARES.

                  (a) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of the Optional or Default Conversion Right.

SECTION 5.        AFFIRMATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees that until the payment in full of this Note, the Company shall:

                  (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

                  (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.7 of the Note and Warrant Purchase Agreement between the Company and various purchasers dated the date hereof (the "Purchase Agreement")

                  (c) Reports. Furnish to the Holder, at the time furnished to the Company's stockholders, reports furnished generally to the Company's stockholders, and copies of Current Reports on Form 8-K.

                  (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.

                  (e) Authorization of Stock Issuable Upon Conversion. No later than the Maturity Date, authorize and reserve a sufficient number of its shares for exercise of the Default Conversion Right.

SECTION 6.        NEGATIVE COVENANTS OF THE COMPANY.

                  The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

                  (a) Indebtedness. Incur, create, assume or permit to exist any indebtedness except (i) indebtedness represented by the Notes, (ii) indebtedness which by its terms is subordinated to the Notes in an amount less than $25,000 in the aggregate (iii) indebtedness in an amount less than fifty thousand dollars ($50,000) incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Holder on or prior to the date hereof, but not any extensions, renewals or replacements of such indebtedness;

                  (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

                  (c) Sale  and   Lease-Back   Transactions.   Enter  into  any
arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

                  (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

                  (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.15 of the Note and Warrant Agreement.

                  (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.


SECTION 7.        EVENTS OF DEFAULT DEFINED.

                  The following shall each constitute an "Event of Default" hereunder:

                  (a) the failure of the Company to make any payment of principal of or interest on this Note when due and payable;

                  (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

                  (c) if the Company shall:

                           (1) admit in writing its inability to pay its debts generally as they become due,

                           (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act,

                           (3) make an assignment for the benefit of its creditors,

                           (4) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property,

                           (5) on a petition in bankruptcy filed against, be adjudicated a bankrupt, or

                           (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable  law or  statute  of  the  United
                                    States of America or any state thereof;

                  (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty
(30) days from the date of entry thereof;

                  (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

                  (f) the liquidation, dissolution or winding up of the Company;

                  (g) the failure of the shareholders to authorize and approve the issuance of these Notes or the issuance of the shares of Preferred Stock underlying these Notes, the Bridge Warrants or the New Warrants (as such terms are defined in the Purchase Agreement), or any Common Stock underlying the foregoing to the extent such authorization is necessary pursuant to the rules of the Nasdaq National Market or any other applicable law, rule or regulation.

                  (h) A default or event of default which remains uncured following any applicable cure period under the Security Agreement; or

                  (i) A final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or

SECTION 8.        REMEDIES UPON EVENT OF DEFAULT.

                  (a) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

                  (b) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

SECTION 9.         NOTE REGISTER.

                  (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for the registration and transfer of this Note.

                  (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

                  (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this Note in lieu of which such new Note is made and delivered.

SECTION 10.       REGISTRATION UNDER SECURITIES ACT OF 1933.

                  The Holder of this Note shall have registration rights as provided in Section 8 of the Purchase Agreement, with respect to the shares of Common Stock underlying the Preferred Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.

SECTION 11.       MISCELLANEOUS.

                  (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.

                  (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 9(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

                  (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

                  (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.

                  (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

                  (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

                  (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

                  If to the Holder:  At the address shown on Schedule A
                                     attached hereto.

                  with a copy to:       Paramount Capital, Inc.
                                        787 Seventh Avenue
                                        New York, NY 10019
                                        Attn: David R. Walner

                  If to the Company:    Genta Incorporated
                                        3350 General Atomics Court

                                         San Diego, CA 92121
                                         Attention: Chief Executive Officer

                  (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

                  (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement dated the date hereof between the Company and certain purchasers of the Senior Secured Convertible Bridge Notes and the holder of this Note is entitled to the benefits of such Purchase Agreement and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.

         IN WITNESS WHEREOF, this Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representative of the Company.


ATTEST:                                     GENTA INCORPORATED


_______________________             By:     ________________________________
                                            Name:
                                            Its:



(Corporate Seal)

                                    EXHIBIT T


THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


            New Class A Bridge Warrant for the Purchase of Shares of
            --------------------------------------------------------
                                  Common Stock
                                  ------------


No. CA-1                                                          350,000 Shares


         FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND, LP or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time on or after the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on January 27, 2002 (the "TERMINATION DATE"), 350,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $1.50 per share of Common Stock for an aggregate exercise price of FIVE HUNDRED TWENTY-FIVE THOUSAND DOLLARS ($525,000.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall also be adjusted, by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.
                           --------------------

                  (a) This Warrant may be exercised in whole or in part, at any time by its holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.
                           ---------------------------

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation

(including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this
Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of

Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this
Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Trust, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                   7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                   8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                   (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

                   (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. SPECIAL EXERCISE PRICE ADJUSTMENT. The Per Share Exercise Price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the Warrants. In such event the Per Share Exercise Price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

                   10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                   11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, Dr. Robert E. Klem, acting for and on behalf of the Company, has executed this Warrant and caused the Company's corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary as of June 23, 1997.


                                             GENTA INCORPORATED



                                             By:      _______________________
                                                      Name:  Dr. Robert E. Klem
                                                      Title: Vice President


ATTEST:



--------------------------------
Secretary or Assistant Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  ------------

         The   undersigned,   ____________________________,   pursuant   to  the
provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                  Signature:_____________________________

                                       Address:_______________________________


                                   ASSIGNMENT
                                   ----------

         FOR  VALUE  RECEIVED   _______________________________________   hereby
sells,  assigns and  transfers  unto  _____________________________________  the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:_____________________________

                                         Address:_______________________________


                               PARTIAL ASSIGNMENT
                               ------------------

         FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                      Signature:___________________________

                                           Address:_____________________________

                                    EXHIBIT U

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


            New Class A Bridge Warrant for the Purchase of Shares of
            --------------------------------------------------------
                                  Common Stock
                                  ------------


No. CA-2                                                       650,000 Shares


                  FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES TRUST or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time on or after the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on January 27, 2002 (the "TERMINATION DATE"), 650,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $1.50 per share of Common Stock for an aggregate exercise price of NINE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS
($975,000.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall also be adjusted, by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.
                           --------------------

                  (a) This Warrant may be exercised in whole or in part, at any time by its holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.
                           ----------------------------

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation

(including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this
Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of

Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this
Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. SPECIAL EXERCISE PRICE ADJUSTMENT. The Per Share Exercise Price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the Warrants. In such event the Per Share Exercise Price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, Dr. Robert E. Klem, acting for and on behalf of the Company, has executed this Warrant and caused the Company's corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary as of June 23, 1997.


                                        GENTA INCORPORATED


                                         By:  _______________________
                                                 Name:  Dr. Robert E. Klem
                                                 Title: Vice President


ATTEST:



-------------------------
Secretary or Assistant Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  ------------

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                   Signature:_____________________________

                                        Address:_______________________________


                                   ASSIGNMENT
                                   ----------

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                   Signature:_____________________________

                                         Address:______________________________


                               PARTIAL ASSIGNMENT
                               ------------------

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                   Signature:___________________________

                                        Address:_____________________________

                                    EXHIBIT V

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                               GENTA INCORPORATED

            New Class B Bridge Warrant for the Purchase of Shares of
            --------------------------------------------------------
                                  Common Stock
                                  ------------

No. CB-1                                                          350,000 Shares

                  FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND, LP or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time on or after the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on January 27, 2002 (the "TERMINATION DATE"), 350,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $1.50 per share of Common Stock for an aggregate exercise price of FIVE HUNDRED TWENTY-FIVE THOUSAND DOLLARS ($525,000.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall also be adjusted, by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.

                  (a) This Warrant may be exercised in whole or in part, at any time by its holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation

(including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this
Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of

Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this
Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. SPECIAL EXERCISE PRICE ADJUSTMENT. The Per Share Exercise Price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the Warrants. In such event the Per Share Exercise Price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, Dr. Robert E. Klem, acting for and on behalf of the Company, has executed this Warrant and caused the Company's corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary as of June 23, 1997.


                                              GENTA INCORPORATED



                                              By: _____________________
                                                       Name:  Dr. Robert E. Klem
                                                       Title: Vice President


ATTEST:



-------------------------
Secretary or Assistant Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  ------------

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                  Signature:_____________________________

                                       Address:_______________________________


                                   ASSIGNMENT
                                   ----------

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                  Signature:_____________________________

                                       Address:______________________________


                               PARTIAL ASSIGNMENT
                               ------------------

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                  Signature:___________________________

                                       Address:_____________________________

                                    EXHIBIT W

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


            New Class B Bridge Warrant for the Purchase of Shares of
            --------------------------------------------------------
                                  Common Stock
                                  ------------

No. CB-2                                                          650,000 Shares


                  FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES TRUST or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time on or after the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on January 27, 2002 (the "TERMINATION DATE"), 650,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $1.50 per share of Common Stock for an aggregate exercise price of NINE HUNDRED SEVENTY-FIVE THOUSAND DOLLARS
($975,000.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall also be adjusted, by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

                  1.       EXERCISE OF WARRANT.
                           --------------------

                  (a) This Warrant may be exercised in whole or in part, at any time by its holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

                  2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

                  3.       PROTECTION AGAINST DILUTION.
                           ----------------------------

                  (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

                  (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

                  (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

                  (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation

(including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

                  (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

                  (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

                  (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this
Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

                  (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

                  (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

                  (j) If, as a result of an  adjustment  made  pursuant  to this
Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

                  (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of

Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this
Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

                  4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

                  5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

                  6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

                  7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

                  8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

                  (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

                  (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

                  9. SPECIAL EXERCISE PRICE ADJUSTMENT. The Per Share Exercise Price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the Warrants. In such event the Per Share Exercise Price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

                  10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

                  11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, Dr. Robert E. Klem, acting for and on behalf of the Company, has executed this Warrant and caused the Company's corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary as of June 23, 1997.


                                          GENTA INCORPORATED



                                          By:      _______________________
                                                      Name:  Dr. Robert E. Klem
                                                      Title:    Vice President


ATTEST:



-------------------------
Secretary or Assistant Secretary

[Corporate Seal]

                                  SUBSCRIPTION
                                  ------------

                  The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                  Signature:_____________________________

                                       Address:_______________________________


                                   ASSIGNMENT
                                   ----------

                  FOR  VALUE  RECEIVED   _______________________________________
hereby sells,  assigns and transfers unto  _____________________________________
the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                  Signature:_____________________________

                                       Address:______________________________


                               PARTIAL ASSIGNMENT
                               ------------------

                  FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________
shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                  Signature:___________________________

                                       Address:_____________________________